                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                                Amendment No. 3


                            Huntway Partners, L.P.
                        ------------------------------
                               (Name of Issuer)



                               Preference Units
                        ------------------------------
                        (Title of Class of Securities)





                                   447300104
                             ---------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement ________. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                        (Continued on following pages)


                               Page 1 of 6 Pages

- --------------
CUSIP NO.
 447300104
- -----------

- ------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     Goldman, Sachs & Co.
- ------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group

                                                         (a)____
                                                         (b)____
- ------------------------------------------------------------------------------
3.   SEC Use Only



- ------------------------------------------------------------------------------
4.   Citizenship or place of  Organization


                  New York
- ------------------------------------------------------------------------------
Number of          5    Sole Voting Power

Shares

Beneficially                0
                   -----------------------------------------------------------
Owned By           6    Shared Voting Power

Each

Reporting                   1,407,500
                   -----------------------------------------------------------
Person With        7    Sole Dispositive Power

                            0
                   -----------------------------------------------------------
                   8    Shared Dispositive Power

                            1,407,500
                   -----------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,407,500
- ------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

- ------------------------------------------------------------------------------
11.  Percent of Class Representing by Amount in Row (11)

        22.6%
- ------------------------------------------------------------------------------
12.  Type of Reporting Person

         BD-PN-IA
- ------------------------------------------------------------------------------


                               Page 2 of 6 Pages

- --------------
CUSIP NO.
 447300104
- ----------

- ------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Goldman Sachs Group, L.P.

- ------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                    (a)____
                                                    (b)____

- ------------------------------------------------------------------------------
3.   SEC Use Only


- ------------------------------------------------------------------------------
4.   Citizenship or place of Organization

         Delaware
- ------------------------------------------------------------------------------
Number of        5    Sole Voting Power

Shares

Beneficially              0
                 -------------------------------------------------------------
Owned By         6    Shared Voting Power

Each

Reporting                 1,407,500
                 -------------------------------------------------------------
Person With      7    Sole Dispositive Power

                          0
                 -------------------------------------------------------------
                 8    Shared Dispositive Power

                          1,407,500
                 -------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,407,500
- ------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares


- ------------------------------------------------------------------------------
11.  Percent of Class Representing by Amount in Row (11)

        22.6%
- ------------------------------------------------------------------------------
12.  Type of Reporting Person

         HC-PN
- ------------------------------------------------------------------------------

                               Page 3 of 6 Pages

     Item 1(a).    Name of Issuer:
                   Huntway Partners, L.P.

     Item 1(b).    Address of Issuer's Principal Executive Offices:
                   23822 West Valencia Blvd., Suite 210, Valencia CA 91355


     Item 2(a).    Name of Person Filing:
                   The Goldman Sachs Group, L.P. and  Goldman, Sachs & Co.

     Item 2(b).    Address of Principal Business Office, or, if None, Residence:
                   85 Broad Street
                   New York, NY   10004

     Item 2(c).    Citizenship:
                   The Goldman Sachs Group, L.P. - Delaware
                   Goldman, Sachs & Co. - New York

     Item 2(d).    Title and Class of Securities:
                   Preference Units

     Item 2(e).    CUSIP Number:
                   447300104

     Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b). check whether the person filing is a :

             (a).X Broker or dealer registered under Section 15 of the Act,
                         Goldman, Sachs & Co.
             (b).  Bank as defined in Section 3(a)(6) of the Act,
             (c).  Insurance Company as defined in Section 3(a)(19) of the Act,
             (d). Investment Company registered under Section 8 of the Investment Company Act,
             (e).X Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940, Goldman, Sachs & Co.
             (f). Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),
             (g).X Parent Holding Company, in accordance with Rule 13d-
                   1(b)(ii)(G); see Item 7,
                         The Goldman Sachs Group, L.P.
             (h).  Group, in accordance with Rule 13d-1(b)(ii)(H).

                               Page 4 of 6 Pages

     Item 4.       Ownership.

             (a). Amount beneficially owned: See the responses(s) to Item 9 on the attached cover pages(s).
             (b).  Percent of class:
                   See the response(s) to Item 11 on the attached cover pages(s).
             (c).  Number of shares as to which such person has:

                   (i)    Sole power to vote or to direct the vote:
                                 See the response(s) to Item 5 on the attached cover page(s).
                   (ii)   Shared power to vote or direct the vote:
                          See the response(s) to Item 6 on the attached cover page(s).
                   (iii)  Sole power to dispose or to direct the disposition of:
                          See the response(s) to Item 7 on the attached cover page(s).
                   (iv) Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

     Item 5.       Ownership of Five Percent or Less of a Class.
                         Not Applicable

     Item 6.       Ownership of More than Five Percent on Behalf of Another
                         Person. Not Applicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. See Exhibit(2)

     Item 8.       Identification and Classification of Members of the Group.
                         Not Applicable

     Item 9.       Notice of Dissolution of Group.
                         Not Applicable

     Item 10.      Certification.

                   By signing below I certify that, to the
                   best of my knowledge and belief, the
                   securities referred to above were
                   acquired in the ordinary course of
                   business and were not acquired for the
                   purpose of and do not have the effect
                   of changing or influencing the control
                   of the issuer of such securities and
                   were not acquired in connection with or
                   as a participant in any transaction
                   having such purpose or effect.

                               Page 5 of 6 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1995


                                                   THE GOLDMAN SACHS GROUP, L.P.


                                                   By:/s/William J. Buckley
                                                      -------------------------
                                                   Name:  William J. Buckley
                                                   Title: General Partner



                                                   GOLDMAN, SACHS & CO.


                                                   By:/s/William J. Buckley
                                                      -------------------------
                                                   Name:  William J. Buckley
                                                   Title: General Partner

                               Page 6 of 6 Pages